UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number:  1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN

All other schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended and applicable regulations issued by the Department of Labor.

Exhibit:

23.1	Consent of Grant Thornton LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Relations Committee of the
Colgate-Palmolive Company Employees Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Colgate-Palmolive Company Employees Savings and Investment Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Colgate-Palmolive Company Employees Savings and Investment Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
New York, New York
June 24, 2016

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2015 and 2014
(Dollars in thousands)

	2015	2014
Assets
Cash	$1,569	$2,845
Investments at fair value	3,150,023	3,360,259
Receivables:
Employer contributions receivable	75	—
Participant contributions receivable	136	133
Due from brokers for securities sold	—	257
Notes receivable from participants	15,788	15,717
Total receivables	15,999	16,107
Total assets	3,167,591	3,379,211

Liabilities
Due to brokers for securities purchased	5,151	795
Long-term note payable to Colgate-Palmolive Company	12,690	20,129
Accrued interest on note payable	67	409
Total liabilities	17,908	21,333
Net assets available for benefits at fair value	3,149,683	3,357,878
Adjustments from fair value to contract value relating to fully benefit-responsive investment contracts	(4,637)	(7,423)
Net assets available for benefits	$3,145,046	$3,350,455

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2015
(Dollars in thousands)

Additions
Net investment income:
Interest	$4,682
Dividends	58,409
Depreciation in the fair value of investments, net	(86,506)
Interest expense on note payable	(810)
Net investment income (loss)	(24,225)

Contributions:
Employer contributions	5,684
Participant contributions	47,745
Total contributions	53,429

Interest income on notes receivable from participants	523

Total additions	29,727

Deductions
Administrative expenses	(2,835)
Distributions to participants	(232,301)
Total deductions	(235,136)

Decrease in net assets available for benefits	(205,409)
Net assets available for benefits – beginning of year	3,350,455
Net assets available for benefits – end of year	$3,145,046

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
(Dollars in thousands, except as indicated)

1.    Description of the Plan

The Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) is a defined contribution plan sponsored by Colgate-Palmolive Company (the “Company”). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is also an employee stock ownership plan (“ESOP”). State Street Global Advisors (the “ESOP Trustee”), a division of State Street Bank & Trust Company, is the trustee of Funds D and E (the “ESOP Shares Trust”). The Bank of New York Mellon is the trustee of the remaining funds and the custodian of the Plan. Transamerica Retirement Solutions LLC (formerly Mercer HR Services LLC) is the recordkeeper of the Plan.

The Plan offers programs which include an employer match, a success sharing program, a retirement contribution program, a bonus savings account program, an income savings account program and a retiree insurance program. The provisions below, applicable to the Plan participants, provide only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Employees eligible to participate in the Plan must meet certain minimum hourly service requirements and be at least 18 years old. Employees are eligible upon hire to participate in the Plan.

As of December 31, 2015, the Plan maintained the following funds:

Name of Fund	Description of the type of investment
Short Term Fixed Income Fund	Guaranteed investment contracts and cash reserve funds
Colgate Common Stock Fund (Fund B)	Colgate-Palmolive Company Common Stock and cash reserve funds
Colgate Employer Common Stock Fund (Fund D)	Colgate-Palmolive Company Common Stock (the ESOP Shares Trust)
Colgate Common Stock Fund (Fund E)	Colgate-Palmolive Company Common Stock (the ESOP Shares Trust)
Vanguard Wellington Fund	Equity and fixed income securities where common stocks represent 60% to 70% of the fund’s total assets
Vanguard Institutional Index Fund (Admiral shares)	Equity securities included in the S&P 500 Index in proportion to their weighting in the index
American Funds EuroPacific Growth Fund	Normally invests at least 80% of its assets in stocks of companies in Europe and the Pacific Basin
Baird Core Plus Bond Fund	Normally invests at least 80% of its assets in a diversified portfolio of U.S. government, corporate, mortgage and asset-backed securities
Neuberger Berman Genesis Fund	Normally invests in stocks of companies with total market value of less than $2 billion at the time of the initial investment
Vanguard Extended Market Index	Invests in approximately 3,000 small and mid-cap stocks which account for about one-fourth of the market cap of the U.S. stock market
T. Rowe Price Growth Stock Trust	Normally invests 80% of its assets in the common stock of a diversified group of growth companies
Brandywine Classic Large Cap Value Fund	Primarily invests in dividend paying value stocks of large-cap companies
BlackRock LifePath Funds	Funds whose investment mix across a range of asset classes becomes more conservative as the target or maturity date approaches

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Employee Stock Ownership Plan

In 1989, the Company expanded its Employee Stock Ownership Plan (“ESOP”) through the introduction of a leveraged ESOP that funds certain benefits for employees who have met eligibility requirements.
During 2000, the ESOP entered into a loan agreement with the Company under which the benefits for the ESOP may be extended through December 2035. Repayments of principal and interest are funded through future contributions and dividends on stock held by ESOP Fund D, both paid by the Company to the ESOP. In addition, the Company guaranteed minimum funding of $130,000, on a present value basis, in excess of debt service requirements.

As of December 31, 2015 and 2014, the ESOP had outstanding loans from the Company of $12,690 and $20,129, respectively, bearing an average interest rate of 5.7% per year. The fair value of the outstanding notes payable to the Company was estimated at approximately $19 million and $31 million as of December 31, 2015 and 2014, respectively based on current interest rates for debt with similar maturities (Level 2 valuation). During 2015, the Company did not make any contributions to the ESOP.

Dividends on stock held by ESOP Fund D are paid to the ESOP and, together with cash contributions from the Company, are (a) used by the ESOP to repay principal and interest on the long-term notes, (b) credited to participant accounts, or (c) used to fund basic and additional basic retirement contributions.

A portion of the ESOP Fund D shares are released periodically for allocation to participants based on the ratio of debt service for the period to total debt service over the remaining scheduled life of all ESOP debt. As of December 31, 2015, 17,690,600 common shares (valued at $1,178,548) were released for allocation to participant accounts and the balance of 5,945,584 common shares (valued at $396,095) were available for future allocation to participant accounts. As of December 31, 2014, 18,489,250 common shares (valued at $1,279,271) were released for allocation to participant accounts and the balance of 7,648,548 common shares (valued at $529,203) were available for future allocation to participant accounts. The ESOP released shares are allocated to fund the employer portion of the various Plan programs described below.

Savings Program

Participant Contributions

Under the Savings Program, employees generally can contribute to the Plan between 1% and 25% of their recognized earnings (the greater of total compensation paid during the previous calendar year minus items such as reimbursement of moving expenses and special awards, or regular salary as of the most recent January 1, plus commissions and bonuses paid in the prior year). Employees who are not “highly compensated”, as defined by the Internal Revenue Code (“IRC”), may contribute any combination up to 25% of their recognized earnings on either a before-tax (subject to certain IRC limitations) or after-tax basis. Employees who are highly compensated may contribute as follows: those employees whose 2015 recognized earnings were less than $149.9 were limited to 16% of their recognized earnings, those employees whose 2015 recognized earnings were between $150.0 and $264.9 were limited to 12% of their recognized earnings and those employees whose 2015 recognized earnings equaled or exceeded $265.0 were limited to 8% of their recognized earnings. Participants may generally begin, suspend or resume contributions, change their contribution rate and the allocation of their contributions between before-tax and after-tax earnings on a daily basis. Plan participants are always fully vested in their contributions and related investment earnings. Under the IRC, the maximum allowable pre-tax contribution for participants was $18.0 for 2015. Participants who are expected to reach or are over the age of 50 during the Plan year and have made the maximum before-tax contribution are eligible to make additional catch-up contributions. Under the IRC, the maximum allowable catch-up contribution was $6.0 for 2015 on a pre-tax basis.

Employees may direct the investment of participant contributions to any of the Plan’s investment funds, other than Funds D and E, and may change how these contributions will be invested when allocated on a daily basis. Participants may, on a daily basis, diversify / transfer their participant account balances among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Company Matching Contributions

The Company and wholly-owned subsidiaries to which the Plan has been extended, make matching contributions of 50% to 75% of employee contributions up to 6% of recognized earnings, depending on years of service and collective bargaining agreements. Company matching contributions for employees participating in the Savings Program were made in the form of common stock to Fund D from January through September 2015; beginning in October 2015, Company matching contributions are invested in the same manner as employee elections for investment of their participant contributions. Contributions made are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E. Participants are 50% vested in their Company matching contribution accounts after two years of service and fully vested after three years of service or, if while active, they reach age 55, become permanently disabled, die, or in the event of Plan termination.

Incoming Rollovers

The Plan permits incoming rollovers of before-tax money from Section 403(b) plans and governmental Section 457 plans, as well as both before-tax and after-tax money from other companies’ qualified plans. Participants may direct the investment of an incoming rollover to any of the Plan’s investment funds, other than Funds D and E. Participants may, on a daily basis, diversify / transfer their rollover balances among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Company Retirement Contributions Program

Effective January 1, 2014, all eligible employees, including employees who participated in the Company’s Employees’ Retirement Income Plan (“ERIP”) under the pre-July 1, 1989 plan formula generally receive Basic Retirement Contributions (“BRCs”) and Additional Basic Retirement Contributions (“ABRCs”) equal to 4% up to 15% of recognized earnings depending on years of service and prior eligibility status in the ERIP. Employees of Hill’s Pet Nutrition, Inc. who are covered by a collective bargaining agreement are not eligible for these Company retirement contributions.

Participating employees may direct the investment of Company retirement contributions to be allocated among any of the Plan’s investment funds, other than Fund E. These Company retirement contributions are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Fund D or E. Participants are 50% vested in their account after two years of service and fully vested after three years of service, or if while active, they reach age 55, become permanently disabled, die, or in the event of Plan termination.

Success Sharing Program

The Success Sharing Program is designed to enable the Company to share its financial success with employees.  Under the Success Sharing Program, a Success Sharing Account (“SSA”) has been established within the Plan for each eligible employee.  As the Company meets or exceeds annual financial targets, shares of common stock are allocated to employee accounts according to a pre-determined formula. This program is generally available to all employees in the United States who are participants in the Plan and are on the payroll from at least June 30 through the last day of the year. If the individual is eligible but was not employed for the entire year, the allocation will be prorated. Employees are at all times fully vested in the value of their SSA. Any allocation is initially credited to Fund D. Participants may, on a daily basis, immediately upon allocation, diversify their SSA among any of the Plan’s investment funds, although participants cannot make transfers into Funds D and E.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Bonus Savings Account Program

The Bonus Savings Account (“BSA”) Program is designed to enable each eligible employee to receive an allocation representing all or a portion of his/her bonus in common stock. Under this program, a BSA allocation is credited to each eligible employee’s BSA established within the Plan. The portion of an employee’s bonus that can be allocated within the BSA program is determined based on the bonus amount earned, the total number of shares of common stock available for allocation, and other factors such as an employee’s income level and Internal Revenue Service (“IRS”) rules. This program is generally available to all employees in the United States who are participants in the Plan. However, due to IRS restrictions, employees who have not been a participant in the Plan for at least two years are unable to participate in the program, and employees with fewer than five years of service may be ineligible to receive a BSA allocation with respect to certain bonus periods. Employees are at all times fully vested in the value of their BSA and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Any allocation is initially credited to Fund D. BSA balances are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Income Savings Account Program

The Income Savings Account (“ISA”) Program is designed to enable each eligible employee to receive an allocation representing a portion of his/her income in the form of common stock. Under this program, an ISA allocation of common stock is made each year to each eligible employee’s ISA. This program is generally available to all employees in the United States who are participants in the Plan, and who have at least five years of service as of July 2nd of the current year. Employees are at all times fully vested in the value of their ISA and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Any allocation is initially credited to Fund D. ISA balances are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E.

Retiree Insurance Program

The Retiree Insurance Program was designed to provide funds that could be used by employees to purchase health and life insurance upon retirement. Under the Retiree Insurance Program, a Retiree Insurance Account (“RIA”) was established within the Plan for each eligible employee. Prior to September 1, 2010, shares from the Colgate Employer Common Stock Fund were allocated to each eligible employee’s RIA. Effective September 1, 2010, the Company only makes allocations into an RIA for employees who are members of one of the Hill’s Pet Nutrition, Inc. participating unions. Allocations are based upon the schedule that was in place as of the Plan year 2009. Participants are 50% vested in their RIA after two years of service and fully vested after three years of service, or if while active, reach age 55, become permanently disabled, die, or in the event of Plan termination. RIA allocations are made in the form of common stock to Fund D and are diversifiable, on a daily basis, immediately upon allocation, among any of the investment funds in the Plan, although participants cannot make transfers into Funds D and E. Employees are entitled to the value of the vested amount of their RIA upon resignation, termination or retirement.

Participant Accounts

Each participant account may be credited with the types of allocations described above as well as allocations of fund earnings or losses, and expenses. Depending on fund elections, certain participant investment accounts are also charged with monthly investment service fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death. Unvested balances will be forfeited in the event of termination. In service withdrawals are available as specified by the Plan.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Forfeitures

After the earlier of the distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, nonvested employer account balances are returned to the unallocated pool of Colgate common stock and become available to the Company to reduce future Company contributions and/or to pay for administrative expenses incurred by the Plan. The forfeiture balance as of December 31, 2015 and 2014 totaled $115 and $27, respectively. During 2015, the Company used $238 of forfeitures to reduce Company contributions.

Notes Receivable From Participants

Participants who have $1 or more in the Plan may borrow from the total of their fund accounts a minimum of $0.5 up to a maximum equal to the lesser of $50 (subject to certain offsets for prior loans) or 50% of their vested balance, subject to certain exclusions. Participants are allowed to have one ordinary loan and one loan related to the purchase of a principal residence outstanding at any time. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to the prime rate as listed in The Wall Street Journal on the first business day of the month in which the loan was requested. Principal and interest are paid ratably via payroll deductions. Loans outstanding at December 31, 2015 had interest rates ranging from 3.3% to 9.5% and maturities through 2030.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the Employee Relations Committee of the Company (the “Committee”) shall compute and distribute the value of the accounts of the participants.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Plan considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Notes Receivable from Participants

Participant loans are stated at cost plus accrued interest. Interest income is recorded on an accrual basis. Delinquent loans are reclassified as distributions to participants based upon the terms defined in the Plan document.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Investment Valuation and Income Recognition

The Plan’s investments, other than investments in common/collective trust funds and guaranteed investment contracts (“GICs”), are stated at fair value based on quoted market prices or as otherwise determined by Bank of New York Mellon, the Plan’s trustee.

The Plan is invested in common/collective trust funds which are stated at fair value using the net asset value (“NAV”) per unit in each fund. The NAV is based on the fair value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding. The liabilities, which are primarily investment management fees due, are included in Due to brokers for securities purchased in the Statements of Net Assets Available for Benefits. The common/collective trust funds are primarily comprised of a mix of equity and fixed income funds.

The Plan has entered into fully benefit-responsive GICs with insurance companies, banks and other financial institutions. The GICs represent investments that have fixed income securities paired with benefit-responsive wrap contracts. Wrap contracts are issued by high-quality financial institutions with primarily the following objectives: to provide a fixed rate of interest for a specified period of time and to enable the fund to pay participant-initiated withdrawals at book value.

The Statements of Net Assets Available for Benefits present both the fair value of the GICs and the adjustment of the fully benefit-responsive GICs from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In certain circumstances, the amount withdrawn from the GICs would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer’s underwriting criteria for issuance of a similar contract. Such circumstances, resulting in the payment of benefits at market value rather than contract value, are not considered probable of occurring in the foreseeable future.

Examples of events that would permit a contract issuer to terminate a contract upon short notice include the Plan’s loss of its qualified status, uncorrected material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the contract issuer could terminate the contract at the fair value of the underlying investments (or in the case of traditional GICs, at the hypothetical fair value based upon a contractual formula).

Purchases and sales are recorded on a trade-date basis. Realized gains and losses from security transactions are reported using the average cost method. Dividend income is recorded on the ex-dividend date.

Administration

The Plan is administered by the Committee for the benefit of the participants. Administrative expenses are paid by the Plan.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient", ("ASU 2015-12"). Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts but will continue to provide certain disclosures that help users understand the nature and risks of fully benefit-responsive investment contracts. Upon adoption, contract value will be the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. ASU 2015-12 will be effective for the Plan for reporting periods beginning after December 15, 2015, with early adoption permitted. ASU 2015-12 is to be applied retrospectively. While the plan administrator is currently assessing the impact of Part I and Part II of the new standard, it does not expect this new guidance to have a material impact on the Plan’s financial statements. Part III of the standard is not applicable to the Plan.

In May 2015, the FASB issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent)”, (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. ASU 2015-07 will be effective for the Plan for reporting periods beginning after December 15, 2015, with early adoption permitted. ASU 2015-07 is to be applied retrospectively. While the plan administrator is currently assessing the impact of the new standard, it does not expect this new guidance to have a material impact on the Plan’s financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	Tax Status

The Company has obtained a favorable determination from the IRS in a letter dated May 2, 2014 regarding the Plan’s qualified status. The Plan has been amended since the amendments considered under the determination letter. However, the Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. On January 29, 2016, the Company submitted to the IRS an application for a new determination letter.

U.S. GAAP requires the plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years ended through December 31, 2009.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

4.	Investments and Fair Value Measurements

Investments

As of December 31, 2015 and 2014, the Plan had investments in Colgate-Palmolive Company Common Stock, mutual funds, cash reserve funds, GICs and common/collective trust funds.

The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2015	2014
Colgate-Palmolive Company Common Stock, 28,832,582 and 31,032,104 shares, in 2015 and 2014, respectively	$1,920,827	$2,147,111

During 2015, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Colgate-Palmolive Company Common Stock	$(76,889)
Common/collective trust funds	7,262
Investments in registered investment companies	(16,879)
Total net appreciation (depreciation) in the fair value of investments	$(86,506)

The GICs carry a crediting interest rate established at inception and reset periodically (typically quarterly) to approximate the interest earnings of the underlying investments, subject to certain minimums. For 2015, the average yield and the average crediting interest rate on the investment contracts were 2.0% and 2.4%, respectively. For 2014, the average yield and the average crediting interest rate on the investment contracts were 1.4% and 2.3%, respectively.

The contract value of a GIC is the relevant measurement for the portion of the net assets available for benefits attributable to a certain investment contract. The contract values of the GICs were $168,020 and $173,688 at December 31, 2015 and 2014, respectively. The fair values of the GICs were $172,657 and $181,111 at December 31, 2015 and 2014, respectively. In accordance with the provisions of the Plan, issuers of GICs must have a credit rating of AA- or better at the time they were hired under the fund manager’s investment rating system. Accordingly, there are no reserves against contract value for credit risk of the contract issuer or otherwise.

Fair Value Measurements

The Plan uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Assets and liabilities carried at fair value are classified as follows:

Level 1:	Based upon quoted market prices in active markets for identical assets or liabilities.

Level 2:	Based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Based upon unobservable inputs reflecting the reporting entity’s own assumptions.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

The valuation methodologies used for the Plan assets measured at fair value are as follows:

Colgate-Palmolive Company Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the NAV of units held by the Plan at year end based upon quoted market prices. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s NAV per unit as of the redemption date.

Cash reserve funds: Valued at cost plus accrued interest, which approximates fair value. The funds have no restrictions from redemption.

Separately managed account fund: Valued based on the fair values of the underlying securities, which are valued using quoted prices on the active market on which the individual securities are traded.

Guaranteed investment contracts: Valued at the total of the fair value of the underlying securities.

Common/Collective trust funds: Valued using the NAV per unit in each fund.  The NAV is based on the value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s NAV per unit as of the redemption date.

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2015:

	Level 1	Level 2	Total
Colgate-Palmolive Company Common Stock	$1,920,827	$—	$1,920,827
Mutual funds:
Balanced funds	143,301	—	143,301
Equity index funds	216,846	—	216,846
International equity funds	103,625	—	103,625
Equity funds	109,063	—	109,063
Fixed income funds	93,585	—	93,585
Cash reserve funds	38,593	—	38,593
Separately managed account fund	24,107	—	24,107
Guaranteed investment contracts:
Treasury and agency bonds	—	84,659	84,659
Corporate bonds	—	50,848	50,848
Commercial and residential mortgage-backed securities	—	24,084	24,084
Asset-backed securities	—	8,857	8,857
Other	—	4,209	4,209
Common/Collective trust funds	—	327,419	327,419
Total Investments at Fair Value	$2,649,947	$500,076	$3,150,023

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2014:

	Level 1	Level 2	Total
Colgate-Palmolive Company Common Stock	$2,147,111	$—	$2,147,111
Mutual funds:
Balanced funds	146,777	—	146,777
Equity index funds	216,357	—	216,357
International equity funds	102,671	—	102,671
Equity funds	216,738	—	216,738
Fixed income funds	95,889	—	95,889
Cash reserve funds	37,255	—	37,255
Separately managed account fund	30,716	—	30,716
Guaranteed investment contracts:
Treasury and agency bonds	—	105,247	105,247
Corporate bonds	—	43,523	43,523
Commercial and residential mortgage-backed securities	—	27,492	27,492
Asset-backed securities	—	2,507	2,507
Other	—	2,342	2,342
Common/Collective trust funds	—	185,634	185,634
Total Investments at Fair Value	$2,993,514	$366,745	$3,360,259

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

5.	ESOP Shares Trust

Information about the net assets and significant components of the changes in net assets relating to the investments maintained in Funds D and E is as follows:

	December 31,
	2015	2014
Assets:
Cash	$1,566	$2,845
Fixed income liquid reserve fund	755	1,016
Colgate-Palmolive Company Common Stock	1,603,262	1,841,160
Total assets	1,605,583	1,845,021
Liabilities:
Long-term note payable to Colgate-Palmolive Company	12,690	20,129
Accrued interest on long-term note	67	409
Total liabilities	12,757	20,538
Net assets available for benefits	$1,592,826	$1,824,483

Year Ended December 31, 2015
Changes in net assets available for benefits:
Employer contributions	$—
Dividends and interest, net of fees	35,491
Net appreciation (depreciation) in the fair value of investments	(65,685)
Transfers to other funds	(88,562)
Interest expense on long-term note	(810)
Distributions to participants	(112,091)
Increase (decrease) in net assets available for benefits	$(231,657)

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements (continued)
(Dollars in thousands, except as indicated)

6.	Reconciliation to Form 5500

At December 31, 2015 and 2014, benefit distributions that have been processed and approved for payment as of such date but not yet paid of $123 and $99, respectively, are not reflected in the financial statements. For reporting to the Department of Labor, these amounts are reported as a liability on Form 5500.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	Related Party Transactions

As of December 31, 2015 and 2014, the Plan held shares of common stock of Colgate-Palmolive Company, the Plan Sponsor. Certain investments within the Employee Benefit Temporary Investment FD Fund are shares of funds managed by Bank of New York Mellon, the trustee of the Plan. Certain investments within the Dreyfus Treasury Prime Fund are shares of funds managed by Bank of New York Mellon’s affiliate, Dreyfus. As of December 31, 2015, the Plan had $9,546 and $9,704 invested in the Employee Benefit Temporary Investment FD Fund and Dreyfus Treasury Prime Fund, respectively. As of December 31, 2014, the Plan had $8,630 and $4,245 invested in the Employee Benefit Temporary Investment FD Fund and Dreyfus Treasury Prime Fund, respectively. These transactions qualify as party-in-interest transactions that are allowable under ERISA. Administrative fees paid to Bank of New York Mellon for the twelve months ended December 31, 2015 were $463.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN (Name of Plan)

Date: June 24, 2016	/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer
Colgate-Palmolive Company

Date: June 24, 2016	/s/ Victoria L. Dolan
Victoria L. Dolan
Vice President and Corporate Controller
Colgate-Palmolive Company

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PARTICIPANT LOANS
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Participant loans, maturities ranging from 1 to 15 years	3.3% - 9.5%	$15,788

	Total Participant Loans		$15,788

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Colgate Separate Account Cash	0.27%	$13,022	$13,022
*	Dreyfus Treasury Prime Fund	0.00%	9,704	9,704
	BNP Paribas SA	3.60%	201	203
	BPCE SA	Var Rate	251	251
	Bank of America NA	Var Rate	250	250
	Bank of Montreal	Var Rate	251	251
*	Bank of New York Mellon Corp	2.50%	250	253
	Bank of Tokyo-Mitsubishi	1.00%	300	301
	Bank of Tokyo-Mitsubishi	Var Rate	200	201
	Berkshire Hathaway Inc	2.20%	278	280
	Boeing Capital Corp	2.13%	202	203
	Caterpillar Inc	5.70%	258	263
	Commonwealth Bank of Aust 144A	Var Rate	250	250
	Credit Suisse USA Inc	5.38%	227	231
	Walt Disney Co	5.63%	207	210
	General Electric Capital Corp	5.00%	425	436
	ING Bank NV	4.00%	277	280
	International Bank for Reconst	0.63%	250	251
	International Business Machine	Var Rate	250	250
	JPMorgan Chase & Co	Var Rate	375	376
	Johnson & Johnson	2.15%	352	353
	Merck & Co Inc	2.25%	500	506
	National Australia Bank	3.00%	203	205
	Nordea Bank AB	0.88%	275	276
	Paccar Financial Corp	0.75%	175	175
	Royal Bank of Canada	2.88%	201	203
	Schlumberger Norge AS	1.95%	202	203
	Shell International Finance BV	Var Rate	250	250
	Sumitomo Mitsui Banking Corp	0.90%	250	251
	Sumitomo Mitsui Banking Corp	Var Rate	276	276
	Svenska Handelsbanken AB	Var Rate	500	501
	Toronto-Dominion Bank	2.50%	101	102
	Toronto-Dominion Bank	1.50%	252	253

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	Total Capital International SA	0.75%	250	251
	UBS AG/Stamford CT	Var Rate	250	250
	US Bank NA/Cincinnati OH	Var Rate	250	250
	Wells Fargo Bank NA	Var Rate	325	325
	Wells Fargo Bank NA	Var Rate	300	300
	Westpac BKG Corp N Y Instl C/D	Var Rate	500	501
	Wyeth LLC	5.50%	352	359
	Total Cash Equivalents			$33,256

	Guaranteed Investment Contracts:
	UNITED STATES TREASURY NOTE	1.75%	3/31/2022	$1,879
	UNITED STATES TREASURY NOTE	0.88%	4/15/2017	4,177
	UNITED STATES TREASURY NOTE	2.25%	4/30/2021	3,890
	UNITED STATES TREASURY NOTE	1.50%	5/31/2019	1,303
	UNITED STATES TREASURY NOTE	1.00%	12/15/2017	1,479
	UNITED STATES TIPS	0.13%	7/15/2022	1,809
	UNITED STATES TREASURY NOTE	1.38%	3/31/2020	3,371
	UNITED STATES TREASURY NOTE	2.13%	12/31/2021	414
	UNITED STATES DEPT OF THE TREASURY	0.33%	7/31/2016	1,001
	UNITED STATES TREASURY NOTE	1.75%	2/28/2022	3,075
	UNITED STATES TREASURY NOTE	1.63%	12/31/2019	11,603
	UNITED STATES TIPS	0.13%	4/15/2018	3,083
	UNITED STATES TREASURY NOTE	1.63%	6/30/2020	697
	UNITED STATES TREASURY NOTE	1.75%	9/30/2019	3,641
	UNITED STATES TREASURY NOTE	1.25%	10/31/2018	5,004
	UNITED STATES TREASURY NOTE	2.25%	11/15/2024	4,210
	UNITED STATES TREASURY NOTE	2.38%	8/15/2024	877
	UNITED STATES TREASURY NOTE	1.88%	5/31/2022	595
	UNITED STATES TREASURY NOTE	1.50%	11/30/2019	1,297
	UNITED STATES TREASURY NOTE	0.88%	10/15/2017	14,084
	UNITED STATES TREASURY NOTE	3.63%	2/15/2044	11
	UNITED STATES TREASURY NOTE	0.88%	1/15/2018	5,398
	UNITED STATES TIPS	0.38%	7/15/2023	2,705
	UNITED STATES TIPS	0.13%	4/15/2017	1,045

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	UNITED STATES TREASURY NOTE	1.63%	8/31/2019	4,135
	FEDERAL FARM CREDIT BANK SYSTEM	5.05%	6/22/2018	1,854
	FEDERAL HOME LOAN BANK SYSTEM	1.88%	3/13/2020	302
	VIRGINIA COMMONWEALTH TRANS BRD	5.35%	5/15/2035	516
	COMMONWEALTH OF PENNSYLVANIA	5.85%	7/15/2030	693
	DALLAS TEXAS INDEPENDENT SCHO	6.45%	2/15/2035	475
	LOUISIANA LOC GOVT ENVIRONMENTAL	1.52%	2/1/2018	34
	NEXTERA ENERGY CAPITAL HOLDINGS, IN	6.00%	3/1/2019	261
	NEVADA POWER COMPANY	6.50%	5/15/2018	216
	WISCONSIN POWER AND LIGHT COMPANY	5.00%	7/15/2019	826
	APPALACHIAN POWER COMPANY	4.60%	3/30/2021	674
	PACIFIC GAS AND ELECTRIC COMPANY	3.50%	6/15/2025	178
	DUKE ENERGY PROGRESS, LLC	5.30%	1/15/2019	212
	ORACLE CORPORATION	2.50%	5/15/2022	295
	NBC UNIVERSAL MEDIA, LLC	4.38%	4/1/2021	519
	NBC UNIVERSAL MEDIA, LLC	2.88%	1/15/2023	126
	DANAHER CORPORATION	3.35%	9/15/2025	231
	BP CAPITAL MARKETS P.L.C.	2.25%	11/1/2016	461
	DEVON ENERGY CORPORATION	3.25%	5/15/2022	240
	DIRECTV HOLDINGS LLC	3.95%	1/15/2025	25
	AGILENT TECHNOLOGIES, INC	3.20%	10/1/2022	387
	DIRECTV HOLDINGS LLC	4.45%	4/1/2024	337
	ENERGY TRANSFER PARTNERS, L.P	4.75%	1/15/2026	88
	ENERGY TRANSFER PARTNERS, L.P	3.60%	2/1/2023	21
	ENTERPRISE PRODUCTS OPERATING	3.75%	2/15/2025	37
	TIME WARNER INC	3.88%	1/15/2026	174
	HARRIS CORPORATION	2.70%	4/27/2020	319
	REYNOLDS AMERICAN INC	4.45%	6/12/2025	262
	ROPER TECHNOLOGIES, INC	3.00%	12/15/2020	200
	ANADARKO PETROLEUM CORPORATION	8.70%	3/15/2019	406
	WESTERN GAS PARTNERS, LP	3.95%	6/1/2025	148
	WALGREENS BOOTS ALLIANCE, INC	3.30%	11/18/2021	392
	DEVON ENERGY CORPORATION	4.00%	7/15/2021	71

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	BUCKEYE PARTNERS, LP.	4.15%	7/1/2023	176
	HEWLETT PACKARD ENTERPRISE	4.90%	10/15/2025	273
	FISERV, INC	2.70%	6/1/2020	273
	ACTAVIS FUNDING SCS	3.80%	3/15/2025	317
	AMAZON.COM, INC	3.30%	12/05/2021	282
	VERIZON COMMUNICATIONS INC	2.45%	11/1/2022	1,047
	ACTAVIS FUNDING SCS	3.45%	3/15/2022	607
	AMPHENOL CORPORATION	3.13%	9/15/2021	198
	PENSKE TRUCK LEASING CO	4.88%	7/11/2022	585
	TIME WARNER CABLE INC	4.00%	9/1/2021	154
	ENBRIDGE INC	3.50%	6/10/2024	126
	FORD MOTOR CREDIT COMPANY LLC	5.88%	8/2/2021	1,284
	ENTERPRISE PRODUCTS OPERATING	3.35%	3/15/2023	32
	VERIZON COMMUNICATIONS INC	5.15%	9/15/2023	722
	MCKESSON CORPORATION	2.85%	3/15/2023	193
	EASTMAN CHEMICAL COMPANY	3.80%	3/15/2025	318
	KINDER MORGAN, INC	3.05%	12/1/2019	277
	21ST CENTURY FOX AMERICA, INC	3.70%	9/15/2024	76
	GLENCORE FUNDING LLC	2.50%	1/15/2019	212
	NOVARTIS CAPITAL CORPORATION	2.40%	9/21/2022	669
	SHELL INTERNATIONAL FINANCE B.V	2.13%	5/11/2020	590
	HALLIBURTON COMPANY	3.38%	11/15/2022	222
	MEDTRONIC, INC	2.50%	3/15/2020	126
	MEDTRONIC, INC	3.15%	3/15/2022	204
	HALLIBURTON COMPANY	3.80%	11/15/2025	221
	COMCAST CORPORATION	3.38%	8/15/2025	179
	ACTAVIS FUNDING SCS	3.85%	6/15/2024	226
	FOREST LABORATORIES, INC	5.00%	12/15/2021	136
	LIFE TECHNOLOGIES CORPORATION	5.00%	1/15/2021	383
	LYONDELLBASELL INDUSTRIES N.V.	5.00%	4/15/2019	312
	ABBVIE INC	3.20%	11/06/2022	198
	FIDELITY NATIONAL INFORMATION	3.63%	10/15/2020	433
	CIGNA CORPORATION	3.25%	4/15/2025	268

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	WILLIAMS PARTNERS LP	3.60%	3/15/2022	341
	HUMANA INC	3.85%	10/1/2024	378
	ABBVIE INC	2.50%	5/14/2020	470
	ENTERPRISE PRODUCTS OPERATING LLC	5.25%	1/31/2020	534
	TELEFONICA EMISIONES, S.A.U.	5.46%	2/16/2021	1,111
	CCO SAFARI II, LLC	3.58%	7/23/2020	51
	SUNOCO LOGISTICS PARTNERS OPE	4.25%	4/1/2024	88
	AUTOMATIC DATA PROCESSING	3.38%	9/15/2025	77
	TIME WARNER CABLE INC	6.75%	7/1/2018	169
	FOREST LABORATORIES	4.38%	2/1/2019	186
	ANADARKO PETROLEUM CORPORATION	3.45%	7/15/2024	184
	CONOCO PHILLIPS COMPANY	3.35%	11/15/2024	300
	HP INC	4.30%	6/1/2021	173
	HALLIBURTON COMPANY	3.50%	8/1/2023	74
	APACHE CORPORATION	3.25%	4/15/2022	144
	HP INC	4.65%	12/9/2021	823
	MARRIOTT INTERNATIONAL, INC	2.88%	3/1/2021	225
	INTEL CORPORATION	3.70%	7/29/2025	394
	TIME WARNER CABLE INC	5.00%	2/1/2020	27
	CREDIT SUISSE AG-NEW YORK BRANCH	3.00%	10/29/2021	849
	ABBEY NATIONAL TREASURY SERVICES PL	4.00%	3/13/2024	422
	TD AMERITRADE HOLDING CORPORATION	2.95%	4/1/2022	373
	BANK OF AMERICA, NA	1.65%	3/26/2018	923
	JPMORGAN CHASE & CO	4.50%	1/24/2022	1,757
	KKR GROUP FINANCE CO. LLC	6.38%	9/29/2020	204
	U.S. BANCORP	2.95%	7/15/2022	177
	FEDERAL REALTY INVESTMENT TRUST	2.55%	1/15/2021	150
	AMERICAN EXPRESS CREDIT CORPORATION	2.38%	3/24/2017	305
	BRANCH BANKING AND TRUST COMPANY	3.63%	9/16/2025	508
	BIOMED REALTY, LP.	2.63%	5/1/2019	266
	SENIOR HOUSING PROPERTIES TRUST	3.25%	5/1/2019	200
	KIMCO REALTY CORPORATION	3.20%	5/1/2021	452
	VENTAS REALTY LIMITED PARTNER	2.70%	4/1/2020	346

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	SELECT INCOME REIT	4.15%	2/1/2022	123
	SELECT INCOME REIT	3.60%	2/1/2020	102
	SELECT INCOME REIT	2.85%	2/1/2018	50
	BANK OF AMERICA CORPORATION	4.13%	1/22/2024	53
	AMERICAN CAMPUS COMMUNITIES	4.13%	7/1/2024	407
	CREDIT SUISSE GROUP FUNDING	3.75%	3/26/2025	392
	BNP PARIBAS	4.38%	9/28/2025	471
	NATIONAL RETAIL PROPERTIES, INC	4.00%	11/15/2025	174
	ALLIED WORLD ASSURANCE COMPANY	4.35%	10/29/2025	296
	HCP, INC	4.25%	11/15/2023	401
	AMERICAN INTERNATIONAL GROUP	4.88%	6/1/2022	568
	HEALTHCARE TRUST OF AMERICA	3.38%	7/15/2021	150
	AFFILIATED MANAGERS GROUP, INC	4.25%	2/15/2024	591
	WELLTOWER, INC	4.13%	4/1/2019	188
	THE HARTFORD FINANCIAL SERVICES GROUP	6.00%	1/15/2019	118
	BRIXMOR OPERATING PARTNERSHIP	3.85%	2/1/2025	148
	BANK OF AMERICA CORPORATION	4.00%	4/1/2024	2,221
	CITIGROUP INC	4.50%	1/14/2022	875
	CUBESMART, L.P.	4.80%	7/15/2022	436
	SUNTRUST BANK	7.25%	3/15/2018	277
	JPMORGAN CHASE & CO	4.40%	7/22/2020	261
	MORGAN STANLEY	2.65%	1/27/2020	856
	MORGAN STANLEY	5.50%	7/28/2021	1,166
	PNC BANK, NATIONAL ASSOCIATION	3.80%	7/25/2023	625
	ABBEY NATIONAL TREASURY SERVICES	3.05%	8/23/2018	414
	CITIGROUP INC	3.75%	6/16/2024	485
	INTESA SANPAOLO SPA	5.25%	1/12/2024	574
	INTESA SANPAOLO SPA	2.38%	1/13/2017	431
	SANTANDER BANK, NA	2.00%	1/12/2018	601
	SYNCHRONY FINANCIAL	3.00%	8/15/2019	429
	KILROY REALTY, L.P.	4.38%	10/1/2025	283
	BANCO BILBAO VIZCAYA ARGENTARIA	3.00%	10/20/2020	500
	WELLS FARGO & COMPANY	4.60%	4/1/2021	576

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	KEYCORP	5.10%	3/24/2021	264
	SYNCHRONY FINANCIAL	2.60%	1/15/2019	175
	BARCLAYS BANK PLC	3.75%	5/15/2024	384
	SANTANDER ISSUANCES, S.A. UNIPE	5.18%	11/19/2025	395
	BPCE SA	4.00%	4/15/2024	573
	THE BANK OF TOKYO-MITSUBISH	2.15%	9/14/2018	452
	SUNTRUST BANK	2.75%	5/1/2023	360
	RETAIL OPPORTUNITY INVESTMENTS	4.00%	12/15/2024	307
	CREDIT SUISSE GROUP FUNDING	3.13%	12/10/2020	250
	BB&T CORPORATION	1.60%	8/15/2017	302
	MORGAN STANLEY	3.70%	10/23/2024	581
	ERP OPERATING, L.P.	4.63%	12/15/2021	352
	MORGAN STANLEY	4.00%	7/23/2025	105
	CS FIRST BOSTON MORTGAGE	5.50%	7/25/2020	111
	FNCN AE2033	3.50%	9/1/2020	19
	FGLMC G07505	7.00%	2/1/2039	568
	LB-UBS COMMERCIAL	5.34%	11/15/2038	1,388
	FGLMC G05532	5.50%	8/1/2035	934
	FGLMC G06348	4.50%	2/1/2041	170
	FNCI AL3757	5.00%	3/1/2027	51
	FNARM 756359	2.49%	12/1/2033	61
	FHARM 781013	2.44%	11/1/2033	89
	FNCL AL4316	7.00%	3/1/2039	340
	MORGAN STANLEY CAPITAL	5.73%	7/12/2044	827
	FHARM 1B0118	2.66%	8/1/2031	7
	WAMU 2004AR14 A1	2.58%	1/25/2035	82
	FEDERAL NATIONAL MORTGAGE	2.35%	5/25/2022	495
	MASTR ASSET SECURITIZATION	5.50%	5/25/2033	115
	FHARM 847589	2.42%	9/1/2035	118
	WELLS FARGO COMMERCIAL	3.54%	12/15/2048	1,255
	COMMERCIAL MORTGAGE	5.31%	12/10/2046	2,362
	FEDERAL HOME LOAN	0.73%	8/15/2036	797
	CREDIT SUISSE MORTGAGE	5.53%	1/15/2049	1,510
	COMMERCIAL MORTGAGE	5.29%	12/10/2046	648
	MERRILL LYNCH/COUNTR	5.17%	12/12/2049	482

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	FGLMC G07961	3.50%	3/1/2045	2,014
	FHLMC MULTIFAMILY	1.88%	5/25/2019	1,300
	FNCL 805480	5.50%	12/1/2034	739
	CITIGROUP/DEUTSCHE	5.61%	10/15/2048	937
	BANC OF AMERICA MERRILL	5.84%	5/10/2045	317
	FEDERAL NATIONAL MORTGAGE	2.98%	4/25/2022	831
	FEDERAL HOME LOAN	2.09%	3/25/2019	1,107
	WACHOVIA BANK COMMERCIAL	6.01%	6/15/2045	1,071
	FEDERAL NATIONAL	1.52%	12/25/2019	376
	FEDERAL NATIONAL	1.80%	12/25/2019	601
	FHLB SECURITY-BACKED	2.71%	9/25/2022	571
	FEDERAL NATIONAL MORTGAGE	7.00%	10/25/2042	139
	FNCL 889061	6.00%	1/1/2038	216
	FGCI J13715	3.50%	12/1/2020	3
	FNARM 754671	2.05%	10/1/2033	94
	FNARM 748645	2.05%	9/1/2033	117
	FGLMC G06255	4.50%	2/1/2041	223
	FNARM 758612	2.05%	11/1/2033	115
	FNMA AL2293	4.38%	6/1/2021	505
	FNCL 889060	6.00%	1/1/2038	226
	FEDERAL HOME LOAN	3.50%	10/15/2024	155
	CHASE EDUCATION LOAN	0.67%	12/28/2023	166
	ALLY AUTO RECEIVABLE	1.21%	12/20/2017	399
	GOAL CAPITAL FUNDING	0.51%	11/25/2026	70
	AMERICAN EXPRESS CREDIT	1.49%	4/15/2020	851
	ACCESS GROUP, INC	0.50%	8/25/2023	133
	GMF FLOORPLAN OWN	1.65%	5/15/2020	741
	NELNET STUDENT LOAN TRUST	0.49%	8/23/2027	684
	SLM STUDENT LOAN TRUST	0.55%	1/25/2023	172
	SLM STUDENT LOAN TRUST	0.39%	10/25/2022	58
	NELNET STUDENT LOAN TRUST	0.72%	6/22/2026	343
	HIGHER EDUCATION FUNDING	0.53%	2/25/2030	246
	WACHOVIA STUDENT LOAN	0.45%	1/26/2026	138
	SOUTH CAROLINA STUDENT LOAN	0.99%	5/1/2030	484
	BARCLAYS DRYROCK ISSUAN	2.41%	7/15/2022	857
	SLM STUDENT LOAN TRUST	0.43%	7/25/2025	660

EIN:     13-1815595
PN:    003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT TERM FIXED INCOME FUND
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	SLC STUDENT LOAN TRUST	0.62%	3/15/2027	718
	NORTHSTAR EDUCATION	0.49%	7/30/2018	147
	SLM STUDENT LOAN TRUST	0.41%	10/25/2024	426
	DISCOVER CARD EXECUTION	1.90%	10/17/2022	493
	CENTERPOINT ENERGY	0.90%	4/15/2018	176
	CAPITAL ONE MULTI-ASSET	1.39%	1/15/2021	895
*	EB TEMPORARY INVESTMENT FUND	0.27%		4,209
	Total Guaranteed Investment Contracts			$172,657

	Total Fund A			$205,913

*	Represents a Party-In-Interest as defined by ERISA

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND B)
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

*	Employee Benefit Temporary Investment FD	$4,582		$4,582

*	Colgate-Palmolive Co. Common Stock	4,766,801	shares	317,564

	Total			$322,146

*	Represents a Party-In-Interest as defined by ERISA

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND D)
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

*	Employee Benefit Temporary Investment FD	$720		$720	$720

*	Colgate-Palmolive Co. Common Stock	23,636,184	shares	96,026	1,574,643

	Total			$96,746	$1,575,363

*	Represents a Party-In-Interest as defined by ERISA

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND E)
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value

*	Employee Benefit Temporary Investment FD	$35		$35	$35

*	Colgate-Palmolive Co. Common Stock	429,597	shares	477	28,620

	Total			$512	$28,655

*	Represents a Party-In-Interest as defined by ERISA

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD WELLINGTON FUND
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Vanguard Wellington Fund	2,255,296	units	$143,301

	Total			$143,301

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD INSTITUTIONAL INDEX FUND
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Vanguard Institutional Index Fund (Admiral shares)	743,348	units	$138,723

	Total			$138,723

EIN: 13-1815595
PN: 003
SCHEDULE H
COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AMERICAN FUNDS EUROPACIFIC GROWTH FUND
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	American Funds EuroPacific Growth Fund	2,286,516	units	$103,625

	Total			$103,625

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
BAIRD CORE PLUS BOND
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Baird Core Plus Bond	8,625,307	units	$93,585

	Total			$93,585

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD EXTENDED MARKET INDEX
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Vanguard Extended Market Index	1,228,732	units	$78,123

	Total			$78,123

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
NEUBERGER BERMAN GENESIS FUND
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Mutual Funds:

	Neuberger Berman Genesis Fund	2,136,805	units	$109,063

	Total			$109,063

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SEPARATELY MANAGED ACCOUNT FUND
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Brandywine Classic Large Cap Value Fund
	Separate Account Cash	$376		$376
	Equity Investments:
	EATON CORP PLC	4,300	shares	224
	ENDO INTERNATIONAL PLC	2,600	shares	159
	HORIZON PHARMA PLC	8,800	shares	191
	JAZZ PHARMACEUTICALS PLC	1,200	shares	169
	MALLINCKRODT PLC	2,400	shares	179
	MICHAEL KORS HOLDINGS LTD	16,600	shares	665
	MYLAN NV	5,000	shares	270
	AT&T INC	6,700	shares	231
	ABBVIE INC	6,300	shares	373
	AECOM	9,000	shares	270
	AMERICAN AIRLINES GROUP INC	17,600	shares	745
	APACHE CORP	4,000	shares	178
	APPLIED MATERIALS INC	14,000	shares	261
	BP PLC	33,318	shares	1,041
	BANK OF AMERICA CORP	71,500	shares	1,203
	BERKSHIRE HATHAWAY INC	4,742	shares	626
	CANADIAN NATURAL RESOURCES LTD	19,700	shares	430
	CATERPILLAR INC	4,500	shares	306
	CHICAGO BRIDGE & IRON CO NV	6,674	shares	260
	CHINA MOBILE LTD	10,500	shares	591
	CIMAREX ENERGY CO	3,400	shares	304
	CISCO SYSTEMS INC	20,000	shares	543
	CITIGROUP INC	23,200	shares	1,201
	COVANTA HOLDING CORP	6,200	shares	96
	DSW INC	5,300	shares	126
	DELTA AIR LINES INC	14,100	shares	715
	DEVON ENERGY CO	5,900	shares	189
	DILLARD'S INC	3,000	shares	197
	DOW CHEMICAL CO	4,700	shares	242
	EASTMAN CHEMICAL CO	5,800	shares	392
	GENERAL MOTORS CO	28,300	shares	962
	GOODYEAR TIRE & RUBBER CO	10,200	shares	333
	HATTERAS FINANCIAL CORP	24,700	shares	325
	JPMORGAN CHASE & CO	11,100	shares	733

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SEPARATELY MANAGED ACCOUNT FUND
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	KOHL'S CORP	5,900	shares	281
	LAM RESEARCH CORP	4,200	shares	334
	LOUISIANA-PACIFIC CORP	21,600	shares	389
	MAGNA INTERNATIONAL INC	5,500	shares	223
	MERCK & CO INC	4,900	shares	259
	METLIFE INC	23,200	shares	1,118
	MICRON TECHNOLOGY INC	40,150	shares	569
	NOMURA HOLDINGS INC	58,000	shares	322
	OCCIDENTAL PETROLEUM CORP	4,300	shares	291
	OSHKOSH CORP	7,400	shares	289
	PNC FINANCIAL SERVICES GROUP	2,700	shares	257
	PTC THERAPEUTICS INC	3,000	shares	97
	PFIZER INC	7,300	shares	236
	RELIANCE STEEL & ALUMINUM CO	7,600	shares	440
	SANTANDER CONSUMER USA HOLDING	20,300	shares	322
	SCHLUMBERGER LTD	7,000	shares	488
	SYNCHRONY FINANCIAL	8,900	shares	271
	TEREX CORP	8,165	shares	151
	TOYOTA MOTOR CORP	6,100	shares	751
	TRIBUNE MEDIA CO	6,800	shares	230
	TUPPERWARE BRANDS CORP	3,600	shares	200
	TWO HARBORS INVESTMENT CORP	44,000	shares	356
	VALEANT PHARMACEUTICALS INTERN	3,800	shares	386
	WELLS FARGO & CO	6,400	shares	348
	VERIZON COMMUNICATIONS INC	8,500	shares	393
	Total Separately Managed Account Fund			$24,107

EIN: 13-1815595
PN: 003
SCHEDULE H

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COMMON/COLLECTIVE TRUST FUNDS
AS OF DECEMBER 31, 2015
(Dollars in thousands, except as indicated)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value

	Common/Collective Trust Funds:
	T.Rowe Price Growth Stock Trust	5,138,592	units	$119,781
	BlackRock Lifepath Index Retirement	1,528,505	units	$25,475
	BlackRock Lifepath Index 2020	1,761,851	units	$33,124
	BlackRock Lifepath Index 2025	1,923,371	units	$38,151
	BlackRock Lifepath Index 2030	1,734,208	units	$35,886
	BlackRock Lifepath Index 2035	1,445,977	units	$31,125
	BlackRock Lifepath Index 2040	820,731	units	$18,283
	BlackRock Lifepath Index 2045	594,336	units	$13,699
	BlackRock Lifepath Index 2050	263,191	units	$6,264
	BlackRock Lifepath Index 2055	327,136	units	$5,631
	Total Common/Collective Trust Funds			$327,419
	Plan Total			$3,165,811